Exhibit 2.1
The Schedules and Exhibits to the Agreement are omitted, and are listed on Page iv of the Agreement. The Company agrees to furnish copies to the SEC supplementary upon request.

STOCK PURCHASE AGREEMENT

by and among

PREFORMED LINE PRODUCTS COMPANY,

CLAUDIA W. GOODREAU,
KEVIN M. GOODREAU,
DORA ELY RANDALL
and
JEFFREY J. RANDALL

and

DIRECT POWER & WATER CORPORATION

Dated as of March 22, 2007

i

5.1	Obligations of the Parties	27
5.2	Payment of Transaction-Related Taxes	27
5.3	Tax Matters	27
5.4	Publicity	30
5.5	Non-Competition	31
5.6	No Solicitation of Alternative Transactions	31
5.7	Further Assurances	32
5.8	Software Licenses	32
5.9	Record Retention	32
5.10	Indemnification of Directors and Officers.	32
5.11	Employee Matters.	33

ARTICLE VI CONDITIONS PRECEDENT		33
6.1	General	33
6.2	Conditions to Obligations of All Parties.	34
6.3	Conditions to Obligations of the Sellers.	34
6.4	Conditions to Obligations of the Buyer.	34

ARTICLE VII INDEMNIFICATION		35
7.1	Survival of Representations and Warranties	35
7.2	Indemnification.	35

ARTICLE VIII TERMINATION OF AGREEMENT		38
8.1	Termination	38
8.2	Effect of Termination	38

ARTICLE IX GENERAL PROVISIONS		39
9.1	Modification; Waiver	39
9.2	Entire Agreement	39
9.3	Exclusivity of Representations and Warranties and
	Indemnification Provision; Relationship Between
	the Parties 39
9.4	Expenses	39
9.5	Further Actions	39
9.6	Notices	39
9.7	Assignment	40
9.8	No Third Party Beneficiaries	40
9.9	Counterparts	40
9.10	Interpretation	40
9.11	Governing Law	41
9.12	Enforcement of Agreement	41
9.13	Severability	41
9.14	Waiver of Punitive Damages and Jury Trial	41

ii

SCHEDULES

1.2	Other Permitted Liens
3.2	Seller Conflicts; Seller Consents
3.6.2	Indebtedness
3.7	Assets and Properties
3.8	Contracts
3.9.	Employees and Employee Benefits
3.9.2	Employee Plans
3.10(b)	Labor Matters
3.11	Intellectual Property
3.12	Governmental Authorizations
3.13	Litigation
3.14	Taxes
3.15	Absence of Changes
3.16	Insurance
3.17	Environmental Compliance and Conditions
3.18	Bank Accounts
3.19	Customers and Suppliers
3.20	Accounts Receivable
3.23	Related Party Transactions
3.24	Products
4.2	Buyer Conflicts; Buyer Consents
EXHIBITS

Exhibit A	Goodreau Employment Agreement
Exhibit B	Randall Employment Agreement
Exhibit C	Commercial Lease

iv

STOCK PURCHASE AGREEMENT
          THIS STOCK PURCHASE AGREEMENT, dated as of March 22, 2007, is by and among Preformed Line Products Company (the “Buyer”), Direct Power and Water Corporation, a New Mexico corporation (the “Company”), and Claudia W. Goodreau, an individual resident in New Mexico, Kevin M. Goodreau, an individual resident in New Mexico (“Goodreau”), Dora Ely Randall, an individual resident in New Mexico, and Jeffrey J. Randall an individual resident in New Mexico (“Randall”) (collectively, Claudia W. Goodreau, Goodreau, Dora Ely Randall and Randall are hereinafter referred to as the “Sellers”).
RECITALS
          WHEREAS, the Sellers are the record owners of 30,000 shares (the “Shares”) of the common stock, $1.00 par value, of Direct Power and Water Corporation, a New Mexico corporation (the “Company”), representing all of the issued and outstanding equity interests of the Company; and
          WHEREAS, the Company is engaged in the Business; and
          WHEREAS, the Sellers wish to sell the Shares to the Buyer and the Buyer is willing to purchase the Shares.
          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the Sellers and the Buyer hereby agree as follows:
ARTICLE I
DEFINITIONS
          1.1 Index of Defined Terms. The following is an index of defined terms utilized in this Agreement:

Defined Term	Section

Actual Year 1 Payment	2.1.3(a)(i)
Actual Year 2 Payment	2.1.3(a)(ii)
Actual Year 3 Payment	2.1.3(a)(iii)
Affiliate	1.2
Agreement	1.2
Ancillary Agreements	1.2
Arbitration Firm	2.1.3(b)
Audited Financial Statements	3.6.1
Basket Amount	7.2.2(d)
Business	1.2
Business Day	1.2
Buyer	Preamble
Buyer Indemnitees	1.2

Buyer Tax Act	5.3.4(a)
Claim	2.4.1(b)
Claim Matter	2.4.1(b)
Claim Notice	2.4.1(b)
Closing	2.2.1
Closing Date	2.2.1
Code	1.2
Company	Recitals
Consent	1.2
Contracts	1.2
control	1.2
Covered Persons	5.10(a)
Damages	7.2.1
Earn-out Objection Notice	2.1.3(b)
Earn-out Payment Calculations	2.1.3(b)
Earn-out Payments	2.1.3(a)
Employees	1.2
Employee Plans	1.2
Environmental Law	1.2
Environmental Permits	3.17(b)
Environmental Reports	1.2
ERISA	1.21.2
Escrow Amount	2.1.2(a)
Final Determination	2.4.1(c)
Financial Statements	3.6.1
GAAP	1.2
General Enforceability Exceptions	3.1
Goodreau	Preamble
Goodreau Employment Agreement	2.2.2(h)
Governmental Authority	1.2
Hazardous Materials	1.2
Indebtedness	1.2
Indemnitee	7.2.4
Indemnitor	7.2.4
Intellectual Property	1.2
IRS	1.2
Law	1.2
Lease	2.2.2(j)
Leased Real Property	3.7(a)
Lien	1.2
Material Adverse Effect	1.2
Material Contracts	3.8(a)(ix)
OSHA	1.2
Objection Notice	2.4.1(c)
Objection Period	2.4.1(c)
Permitted Liens	1.2

Person	1.2
Pre-Closing Tax Period	5.3.4(c)(i)
Pretax Income	1.2
Purchase Price	2.1.1
Randall	Preamble
Randall Employment Agreement	2.2.2(i)
Real Property	1.2
Real Property Leases	3.7(a)
Related Party	1.2
Release	1.2
Representative	1.2
Restraint	6.2.1
Sellers	Preamble
Sellers Direction	2.4.1(c)
Seller Indemnitees	1.2
Seller Tax Returns	5.3.1
Shares	Recitals
Straddle Period	1.2
Subsidiary	1.2
Tangible Personal Property	3.7(a)
Target Working Capital	1.21.2
Tax	1.2
Tax Claim	5.3.6(a)
Tax Return	1.2
Unaudited Financial Statements	3.6.1
Year 1	2.1.3(a)(i)
Year 1 Floor	2.1.3(a)(i)
Year 1 Maximum Payment	2.1.3(a)(i)
Year 1 Target	2.1.3(a)(i)
Years 1 and 2	2.1.3(a)(ii)
Year 2 Cumulative Floor	2.1.3(a)(ii)
Year 2 Cumulative Maximum Payment	2.1.3(a)(ii)
Year 2 Cumulative Target	2.1.3(a)(ii)
Years 1, 2 and 3	2.1.3(a)(iii)
Year 3 Cumulative Floor	2.1.3(a)(iii)
Year 3 Cumulative Maximum Payment	2.1.3(a)(iii)
Year 3 Cumulative Target	2.1.3(a)(iii)
          1.2 General Defined Terms. As used herein, the following terms shall have the meaning indicated:
          “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.
          “Agreement” means this Stock Purchase Agreement (including the exhibits and schedules hereto).

     “Ancillary Agreements” means the Goodreau Employment Agreement, the Randall Employment Agreement and the Lease.
     “Business” means the manufacture, sale and installation of solar power hardware and systems.
     “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
     “Buyer Indemnitees” means the Buyer, the Company and their respective Affiliates and Representatives.
     “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
     “Consent” means any consent, approval, authorization, qualification, waiver, registration or notification required to be obtained from, filed with or delivered to a Governmental Authority or any other Person in connection with the consummation of the transactions provided for herein.
     “Contracts” means all written contracts, options, leases, licenses, notes, bonds, mortgages, indentures, evidences of Indebtedness, letters of credit, deeds of trusts, security or pledge agreements and other agreements.
     “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
     “Employees” shall mean each person employed by the Company as of the Closing Date.
     “Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, severance, change of control, retention, pension, retirement, employee savings, stock option, stock purchase, health, welfare, medical, dental, disability, life insurance and similar plans, programs, arrangements or practices relating to the current or former employees, officers or directors of the Company currently maintained, sponsored or funded by the Company, or Sellers, whether written or oral, funded or unfunded, insured or self-insured.
     “Environmental Law” shall mean any Law (including common law) relating to pollution, remediation, restoration or protection of the environment (including, without limitation, ambient air, indoor air, surface water, ground water, land surface or subsurface strata) or human health and safety (as relating to actual or potential exposure to Hazardous Materials), including such Laws relating to storage, treatment, management, manufacture, generation, transportation, use, handling, disposal, Release or threatened Release of, or exposure to,

     Hazardous Materials, including applicable permits, licenses, authorizations or other Consents of any Governmental Authority pursuant to any such Law.
     “Environmental Reports” shall mean any and all audits, assessments or reports, in the possession or control of the Sellers or the Company, of (a) any pollution or contamination of, or the Release or threatened Release of a Hazardous Materials into the air, soil or groundwater on or about the Leased Real Property or otherwise related to the Company and its business, (b) the Company’s compliance with Environmental Laws or (c) any potential, threatened, or actual liabilities of the Company pursuant to applicable Environmental Laws.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
     “GAAP” means generally accepted accounting principles in the United States.
     “Governmental Authority” means any foreign, domestic, federal, territorial, provincial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.
     “Hazardous Materials” shall mean any substance defined, listed, or regulated as a “hazardous substance,” “toxic substance,” “hazardous waste,” or any other term of similar import under any Environmental Law as in effect as of the date of this Agreement, including petroleum (including crude oil or any fraction thereof), friable asbestos and asbestos-containing materials, radioactive materials and polychlorinated biphenyls.
     “Indebtedness” shall mean any amount owed (including, without limitation, accrued and unpaid interest thereon and all fees, penalties and other amounts payable in respect thereof) in respect of (i) borrowed money or issued or incurred in substitution or exchange for indebtedness for borrowed money (and guaranties of such Indebtedness), (ii) letters of credit, and (iii) capitalized lease obligations.
     “Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names and their associated goodwill; inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, confidential information, proprietary information and trade secrets, whether or not patented or patentable; copyrights, writing and other copyrightable works and works in progress, databases, website content and software; all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world; all registrations and application for registration of any of the foregoing; and any renewals, extensions, continuations, divisionals, reexaminations or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world.
     “IRS” means the Internal Revenue Service.

     “Law” means any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, regulation, order, writ, injunction, legally binding directive, judgment, decree or other legally binding requirement of any Governmental Authority.
     “Lien” means, with respect to any asset, any mortgage, title defect or objection, lien, pledge, option, charge, security interest, hypothecation, restriction, encumbrance, claim, easement, encroachment, deed of trust or charge of any kind in respect of such asset, whether voluntarily incurred or arising by operation of law, and includes any agreement to give or right to obtain any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.
     “Material Adverse Effect” means any change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company, taken as a whole, or the ability to consummate any of the transactions contemplated hereby but excludes any effect (a) resulting from general economic conditions, (b) affecting companies in the industry in which the Company conducts its respective businesses generally, or (c) resulting from the announcement or performance of this Agreement or the transactions contemplated hereby.
     "OSHA” means the Occupational Safety and Health Act, 29 U.S.C. §600, et seq.
     “Permitted Liens” means: (a) Liens for current Taxes or governmental assessments, charges or claims the payment of which is not yet due and payable or for Taxes the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other similar Persons and other Liens imposed by Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (c) Liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade Contracts or other similar agreements; (d) with the respect to the Real Property, (i) any conditions that may be shown by a current, accurate survey, (ii) easements, encroachments, restrictions, rights of way and any other non-monetary title defects and (iii) zoning, building and other similar restrictions; provided, however, that none of the foregoing Liens described in clause (e) will, individually or in the aggregate, impair the value, marketability or continued use and operation of the property to which they relate in the business of the Company as presently conducted; (f) Liens evidencing personal property leases; and (g) other Liens set forth on Schedule 1.2.
     “Person” means an individual, corporation, partnership, association, trust, joint-stock company, limited liability company, joint venture, trust or other entity, including a Governmental Authority.
     “Pretax Income” means operating and non-operating revenues (including extraordinary items not net of taxes, less all operating and non-operating expenses, except income taxes and minority interest. Pretax Income shall specifically exclude the following: (i) acquisition costs incurred in connection with the purchase of the Business, including but not limited to attorneys’ fees; (ii) any and all costs or other payments made directly or indirectly to the Buyer or any of its Affiliates for management fees; (iii) any intercompany allocations of expenses for overhead and services charged by the Buyer or any of its Affiliates; and (iv) the results of operations of any entity or line of business that is acquired by the Company after the Closing.
     “Real Property” means the property located at 4000 Vassar Drive, NE, Albuquerque, NM 87107-2056.
     “Related Party” means (i) each Seller and any of their respective family relatives, (ii) the Company’s officers and directors and any of their respective family relatives, (iii) any entity in which any Person described in clause (ii) has any direct or indirect interest, and (iv) any trust in which any Person described in clause (ii) is, directly or indirectly, a settlor trustee or beneficiary.
     “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into surface water, ground water, a drinking water supply, land surface or subsurface strata or ambient air (including the abandonment or discarding of barrels, containers and other closed receptacles containing any hazardous substance or pollutant or contaminant) and any condition that poses a threat of any of the foregoing.
     “Representative” means with respect to any Person, any officer, director, attorney, accountant, investment banker, advisor, consultant, employee or lender (and their officers, employees, attorneys and advisors) of such Person.
     “Sellers” means the Persons identified in the Preamble. In all cases herein, Goodreau and Randall, together, may act on behalf of all Sellers as if all Sellers had acted, and notice given to each of Goodreau and Randall will be the same as notice to all Sellers.
     “Seller Indemnitees” means the Sellers and their respective Representatives.
     “Straddle Period” means a taxable period that includes (but does not end on) the Closing Date.
     “Subsidiary” means any corporation, partnership, joint venture or other legal entity of which a Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, at least 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or has, directly or indirectly, the right to appoint a majority of the board of directors or other governing body of such corporation or other legal entity.
     “Tax” means all taxes of any nature imposed by any Governmental Authority including federal, provincial, state, local or foreign net income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, employment insurance, FICA or FUTA), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax, occupation tax or other tax of any kind whatsoever, including a contractual obligation to indemnify another Person for Taxes, together with any interest, any penalty or addition thereto, whether disputed or not.
     “Tax Return” means all returns, reports, forms, declarations, claims for refund, information return or statement or other document filed or required to be filed with any Governmental Authority in connection with Tax, including any schedule or attachment thereto, and including any amendment thereof.
ARTICLE II
SALE AND PURCHASE
     2.1 Sale and Purchase of the Shares.
     2.1.1 Purchase Price. Subject to the terms and upon the conditions of this Agreement, at the Closing, Sellers shall sell, and Buyer shall purchase, the Shares, free and clear of all Liens. The aggregate purchase price for the Shares shall equal the sum of $3,000,000.00, plus the payments, if any, described in Section 2.1.3 (Earn-out) to occur after the Closing (collectively, the “Purchase Price”).
     2.1.2 Payment of Purchase Price. The Buyer shall pay the Purchase Price as follows:
     (a) The Buyer shall set aside $375,000 (the “Escrow Amount”) to be kept as security for any liability of the Sellers pursuant to the indemnity obligations set forth in Section 7.2.1 or Section 5.3.4 of this Agreement. The Escrow Amount shall be held by the Buyer pursuant to Section 2.4 herein. Upon release of the Escrow Amount to the Sellers in accordance with Section 2.4, the Buyer hereby agrees to pay to the Sellers a fixed rate of interest 4% per annum, compounded monthly, on the funds released.
     (b) The Buyer shall pay $3,000,000 on the Closing Date, minus the total dollar amount of the payment described in Section 2.1.2(a) above, to the Sellers on a pro rata basis based upon each Seller’s ownership of the Shares immediately prior to the Closing Date, by wire transfer of immediately available funds as directed by the Sellers at or prior to the Closing.
     2.1.3 Earnout.
     (a) In the event that the Company achieves a Pretax Income above certain thresholds after the Closing Date as provided below, the Sellers will be entitled to the payments set forth in this Section 2.1.3 (“Earn-out Payments”). The Earn-out Payments shall be calculated as follows:
          (i) In the event that the Company achieves an Pretax Income of at least $611,000 (the “Year 1 Target”) for the fiscal year beginning on the first day after the Closing Date and ending on the first anniversary of the Closing Date (“Year 1”), the Buyer shall be required to pay $433,000 (the “Year 1 Maximum Payment”) to the Sellers as provided below. In the event that the Company achieves an Pretax Income for Year 1 exceeding 487,000 (the “Year 1 Floor”) but less than the Year 1 Target, the Buyer shall be required to pay to the Sellers as provided below an amount equal to the product of: (A) the Year 1 Maximum Payment; and (B) the following fraction, expressed as a percentage, with the numerator being the Pretax Income for Year 1 minus the Year 1 Floor and the denominator being the Year 1 Target minus the Year 1 Floor. In the event that the Company achieves an Pretax Income for Year 1 less than or equal to the Year 1 Floor, no payment shall be required to be made by the Buyer to the Sellers pursuant to this clause (i) of Section 2.1.3(a). The amount of any payment required to be made by the Buyer to the Sellers pursuant to this clause (i) of Section 2.1.3(a) is hereinafter referred to as the “Actual Year 1 Payment.” The Actual Year 1 Payment, if any, shall be paid by the Buyer to the Sellers on a pro rata basis based upon each Seller’s ownership of the Shares immediately prior to the Closing Date, within 5 days after the determination of the Actual Year 1 Payment becomes final and binding pursuant to Section 2.1.3(b), by wire transfer of immediately available funds as directed by the Sellers to the Buyer.
          (ii) In the event that the Company achieves a cumulative Pretax Income of at least $1,417,000 (the “Year 2 Cumulative Target”) for the period beginning on the first day after the Closing Date and ending on the second anniversary of the Closing Date (“Years 1 and 2”), the Buyer shall be required to pay $866,000 (the “Year 2 Cumulative Maximum Payment”) to the Sellers, minus the Actual Year 1 Payment, as provided below. In the event that the Company achieves a cumulative Pretax Income for Years 1 and 2 exceeding 1,004,000 (the “Year 2 Cumulative Floor”) but less than the Year 2 Cumulative Target, the Buyer shall be required to pay to the Sellers as provided below an amount equal to the product of: (A) the Year 2 Cumulative Maximum Payment; and (B) the following fraction, expressed as a percentage, with the numerator being the cumulative Pretax Income for Years 1 and 2 minus the Year 2 Cumulative Floor and the denominator being the Year 2 Cumulative Target minus the Year 2 Cumulative Floor, minus the Actual Year 1 Payment. In the event that the Company achieves a cumulative Pretax Income for Years 1 and 2 less than or equal to the Year 2 Cumulative Floor, no payment shall be required to be made by the Buyer to the Sellers pursuant to this clause (ii) of Section 2.1.3(a). The amount of any payment required to be made by the Buyer to the Sellers pursuant to this clause (ii) of Section 2.1.3(a) is hereinafter referred to as the “Actual Year 2 Payment.” The Actual Year 2 Payment, if any, shall be paid by the Buyer to the Sellers on a pro rata basis based upon each Seller’s ownership of the Shares immediately prior to the Closing Date, within 5 days after the determination of the Actual Year 2 Payment becomes final and binding pursuant to Section 2.1.3(b), by wire transfer of immediately available funds as directed by the Sellers to the Buyer.
          (iii) In the event that the Company achieves a cumulative Pretax Income of at least $2,513,000 (the “Year 3 Cumulative Target”) for the period beginning on the first day after the Closing Date and ending on the third anniversary of the Closing Date (“Years 1,2 and 3”), the Buyer shall be required to pay $1,300,000 (the “Year 3 Cumulative Maximum Payment”) to the Sellers, minus the Actual Year 1 Payment and the Actual Year 2 Payment, as provided below. In the event that the Company achieves a cumulative Pretax Income for Years 1, 2 and 3 exceeding 1,598,000 (the “Year 3 Cumulative Floor”) but less than the Year 3 Cumulative Target, the Buyer shall be required to pay to the Sellers as provided below an amount equal to the product of: (A) the Year 3 Cumulative Maximum Payment; and (B) the following fraction, expressed as a percentage, with the numerator being the cumulative Pretax Income for Years 1, 2 and 3 minus the Year 3 Cumulative Floor and the denominator being the Year 3 Cumulative Target minus the Year 3 Cumulative Floor, minus the Actual Year 1 Payment and the Actual Year 2 Payment. In the event that the Company achieves a cumulative Pretax Income for Years 1, 2 and 3 less than or equal to the Year 3 Cumulative Floor, no payment shall be required to be made by the Buyer to the Sellers pursuant to this clause (iii) of Section 2.1.3(a). The amount of any payment required to be made by the Buyer to the Sellers pursuant to this clause (iii) of Section 2.1.3(a) is hereinafter referred to as the “Actual Year 3 Payment.” The Actual Year 3 Payment, if any, shall be paid by the Buyer to the Sellers on a pro rata basis based upon each Seller’s ownership of the Shares immediately prior to the Closing Date, within 5 days after the determination of the Actual Year 3 Payment becomes final and binding pursuant to Section 2.1.3(b), by wire transfer of immediately available funds as directed by the Sellers to the Buyer.
     (b) Within 30 days after each of the first three anniversaries of the Closing Date, the Buyer shall cause to be prepared and delivered to the Sellers a calculation and all supporting documentation of the Actual Year 1 Payment, the Actual Year 2 Payment and the Actual Year 3 Payment, respectively or the calculation and all supporting documentation evidencing that no such payment is due (the “Earn-out Payment Calculations”). Within 30 days following receipt by the Sellers of the Earn-out Payment Calculations, the Sellers shall deliver written notice to the Buyer (an “Earn-out Objection Notice”), of any dispute they have regarding the Earn-out Payment Calculations. The Earn-out Objection Notice must describe in reasonable detail the items contained in the Earn-out Payment Calculations that the Sellers dispute and the basis for any such disputes. Any determination set forth on the Earn-out Payment Calculations which is not specifically objected to in the Earn-out Objection Notice shall be deemed acceptable and shall be final and binding upon the Buyer and the Sellers upon delivery of the Earn-out Objection Notice. If the Sellers do not provide the Buyer with an Earn-out Objection Notice within such 30-day period, such Earn-out Payment Calculations will be final, conclusive and binding on the Buyer and the Sellers. In the event the Sellers provide an Earn-out Objection Notice to the Buyer, the Buyer and the Sellers shall negotiate in good faith to resolve any such disputes. If the Buyer and the Sellers, notwithstanding such good faith effort, fail to resolve any of the disputes described in the Earn-out Objection Notice within 30 days after the Buyer’s receipt of the Earn-out Objection Notice, then the Buyer and the Sellers jointly shall engage the firm of Deloitte & Touche LLP (the “Arbitration Firm”) to resolve such disputes in accordance with the terms of this Agreement. As promptly as practicable thereafter, the Buyer and the Sellers shall each prepare and submit any relevant materials to the Arbitration Firm, along with copies of the Earn-out Payment Calculations and Earn-out Objection Notice. As soon as practicable thereafter, the Buyer and the Sellers shall cause the Arbitration Firm to make a final determination of the Actual Year 1 Payment, the Actual Year 2 Payment or the Actual Year 3 Payment in accordance with the terms of this Agreement. The Arbitration Firm shall make an independent determination of the Actual Year 1 Payment, the Actual Year 2 Payment or the Actual Year 3 Payment that shall be final and binding on the Sellers and the Buyer. The fees, costs and expenses of the Arbitration Firm shall be paid by the party whose calculation of the Earn-out Payment in dispute was different by the greater amount from that of the Arbitration Firm.
     (c) From and after the Closing Date through the third anniversary thereof, Goodreau and Randall shall have control over the performance of the Company, subject to oversight by Buyer in accordance with the strategy outlined by Buyer. All aspects of the operation of the Business by the Company after the Closing Date through the third anniversary thereof will be accounted for through the Company. The continued employment of Goodreau and Randall by the Company shall not be a condition precedent to the payment of the Earn-out Payments. The Buyer covenants and agrees that it shall not cause the Company to accelerate (or defer) any sales, or defer (or accelerate) any expenses, in a manner that would increase (or reduce) Pretax Income, except to the extent that any such deferral or acceleration is done in good faith for a legitimate business purpose and not with the intent of affecting any Earn-out Payment. The Buyer acknowledges and agrees that it intends to pay off any of the Company’s indebtedness for borrowed money within twelve months after Closing and does not presently intend to leverage the Business during the first three years following the Closing, such that interest expense during the first three years following the Closing should be nominal, except as reasonably required by the Business.
     2.2 Closing and Deliveries.
     2.2.1 Closing. The closing of the purchase of the Shares (the “Closing”) will take place at the Company’s offices, at 10:00 A.M. prevailing time, on March 22, 2007 (the “Closing Date”).
     2.2.2 Deliveries by the Sellers. At the Closing, the Sellers shall deliver, or cause to be delivered, to the Buyer the following items:
     (a) the stock certificates representing the Shares, endorsed or accompanied by stock powers in favor of the Buyer;
     (b) the certificate of incorporation, or other comparable charter documents, of the Company, certified as of the most recent practicable date by the New Mexico Secretary of State.
     (c) a good standing certificate or its equivalent for the Company, certified as of the most recent practicable date by the New Mexico Secretary of State;
     (d) a certificate of the Secretary of the Company, given by him on behalf of the Company, as applicable, and not in his individual capacity, certifying as to the bylaws of the Company, as applicable;
     (e) original corporate record books and stock record books of the Company;
     (f) resignations of Claudia W. Goodreau and Dora Ely Randall as directors and officers of the Company, who are specified in a notice delivered by the Buyer to Sellers at least five days prior to the Closing, effective as of the Closing Date;
     (g) a non-foreign person affidavit from each Seller duly executed and acknowledged, in form and substance reasonably satisfactory to the Buyer, certifying that the transactions contemplated by this Agreement are exempt from withholding under section 1445 of the Code;

     (h) a counterpart of the Goodreau Employment Agreement (the “Goodreau Employment Agreement”), by and among Buyer and Goodreau, in substantially the form attached hereto as Exhibit A, executed by Goodreau;
     (i) a counterpart of the Randall Employment Agreement (the “Randall Employment Agreement”), by and among Buyer and Randall, in substantially the form attached hereto as Exhibit B, executed by Randall;
     (j) a counterpart of the Commercial Lease between Buyer and Randreau Properties, LLC (the “Lease”), in substantially the form attached hereto as Exhibit C, executed by Randreau Properties, LLC; and
     (k) such other instruments as Buyer shall reasonably require pursuant to this Agreement.
     2.2.3 Deliveries by the Buyer. At the Closing, the Buyer shall deliver, or shall cause the Company to deliver, to the Sellers the following items:
     (a) the payment set forth in Section 2.1.2(b);
     (b) a good standing certificate or its equivalent for the Buyer, certified as of the most recent practicable date by the Ohio Secretary of State;
     (c) a certificate of the Secretary or Assistant Secretary of the Buyer, given by him on behalf of the Buyer and not in his individual capacity, certifying as to the resolutions of the Board of Directors of the Buyer authorizing this Agreement and the transactions contemplated hereby;
     (d) a counterpart of the Goodreau Employment Agreement, executed by the Buyer;
     (e) a counterpart of the Randall Employment Agreement, executed by the Buyer;
     (f) a counterpart of the Lease executed by the Company; and
     (g) such other instruments as the Sellers shall reasonably require pursuant to this Agreement.
     2.2.4 Randreau Properties. Within 30 days after the Closing Date, the Sellers shall cause Randreau Properties LLC to satisfy all outstanding amounts due and owing to the Company.
     2.3 Intentionally Omitted.

     2.4 Escrow Claims and Distributions.
     2.4.1 Claims.
     (a) The Buyer will be entitled to initiate claims against the Escrow Amount in accordance with the procedures set forth in this Section only during the period beginning on the date hereof and ending on eighteen months from Closing.
     (b) In the event that the Buyer asserts a claim against the Escrow Amount pursuant to Section 5.3.4 or Section 7.2.1 hereof (a “Claim Matter”), the Buyer shall, on a good faith basis, issue, or cause to be issued, a written notice (a “Claim Notice”) to the Sellers that sets forth: (i) the fact that a Claim Matter is being asserted; (ii) the fact that circumstances permitting withdrawal have occurred or will occur with respect to such Claim Matter; (iii) except as otherwise permitted below, a specification of the amount of the withdrawal (“Claim”); and (iv) a brief description of the events giving rise to the withdrawal including the circumstances permitting withdrawal. If the amount of the Claim cannot reasonably be determined by the Buyer at the time of delivery of the Claim Notice, the Claim Notice must contain either the Buyer’s good faith estimate of the Claim amount or, if the Buyer cannot in good faith estimate the Claim amount at such time, a statement to that effect, provided that, in any event, the entire amount of any third party claim may in all cases be included in any estimate contained in a Claim Notice. Any such estimate of the Claim amount or statement regarding the inability to estimate the Claim amount as provided above will not be a limitation on the amount for such asserted Claim Matter or, subject to the terms of the Purchase Agreement, limit the Buyer’s rights to recover from the Escrow Amount the full amount thereof.
     (c) If the Sellers determine, on a good faith basis, to object to the delivery to the Buyer of any portion of the Escrow Amount set forth in the Claim Notice, the Sellers shall deliver, in writing, to the Buyer an Objection Notice (as defined below) at any time during the period of time commencing on the date that the Sellers receive the Claim Notice and continuing for 30 days thereafter (the “Objection Period”). An “Objection Notice” means a notice from the Sellers to the Buyer that sets forth: (i) an objection to delivery of all or any portion of the Escrow Amount in accordance with the terms of a Claim Notice; and (ii) a brief description of the facts which constitute the basis for the objection. If an Objection Notice is so received, the Buyer shall not deduct the amount of the Claim from the Escrow Amount except in accordance with either: (x) a written notice from the Sellers (“Sellers Direction”); or (y) a final judgment of a court of competent jurisdiction, in each case, having the authority to determine the amount of, and liability with respect to, the Claim Matter resulting in a withdrawal for which reimbursement is sought hereunder (a “Final Determination”). If the Objection Notice objects to less than all of the Claims set forth in the Claim Notice, the Buyer may deduct that portion of the Escrow Amount demanded in the Claim Notice to which the Sellers do not object.
     (d) If the Sellers do not deliver an Objection Notice to the Buyer with respect to a Claim, the Buyer shall within two Business Days following the expiration of the Objection Period (or the Sellers’ earlier determination not to issue an Objection Notice) deduct that portion of the Escrow Amount described in, and in accordance with the terms of, the Claim Notice.

     (e) If the Sellers deliver an Objection Notice to the Buyer within the Objection Period, the Buyer shall upon its receipt of a Sellers Direction or Final Determination, as the case may be, deduct that portion of the Escrow Amount, if any, described in, and in accordance with the terms of, the Sellers Direction or Final Determination, as the case may be.
     (f) In the event that the Escrow Amount has been exhausted prior to the expiration of the 18 month period following the Closing Date, the Buyer will be entitled to pursue indemnity claims in accordance with Article VII.
     2.4.2 Escrow Amount Termination. Within 10 Business Days following eighteen months after the Closing Date, the Buyer shall distribute to the Sellers by bank wire transfer of immediately available funds to an account designated in writing by the Sellers all remaining Escrow Amount less the sum at that time of the unresolved amounts, if any, designated in any valid Claim Notices received by the Sellers prior to the date thereof. Upon the resolution of all Claims Notices, the Buyer shall distribute to the Sellers the balance, if any, of the Escrow Amount.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     The Sellers, jointly and severally, represent and warrant to the Buyer as follows as of the date hereof and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date):
     3.1 Corporate Status and Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Mexico and has the corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company’s board of directors, which constitutes all necessary corporate action on the part of the Company for such authorization. Both this Agreement and the Ancillary Agreements to which the Sellers are parties have been duly executed and delivered by the Sellers and each constitutes the valid and binding obligation of the Company and/or the Sellers enforceable against the Company and/or the Sellers in accordance with its terms, except as limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect and (b) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the “General Enforceability Exceptions”).
     3.2 No Conflicts; Consents and Approvals.
     (a) Except as set forth on Schedule 3.2, the execution, delivery and performance of this Agreement by the Sellers and the consummation of the transactions contemplated hereby will not result in (i) any conflict with the charter documents or bylaws of the Company, (ii) any material breach or material violation of or material default under any Law or under any material Contract to which the Sellers or the Company is party, or by which any of them or their respective properties or assets may be bound or affected or (iii) the creation or imposition of any Liens on the Shares or the Company’s assets, other than Permitted Liens.
     (b) Except as set forth on Schedule 3.2, no Consent of any Governmental Authority or other Person is required on the part of the Sellers or the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
     3.3 Corporate Status of the Company. The Company has all requisite corporate power and authority to conduct its business and to own or lease its properties, as now conducted, owned or leased. The Company is duly qualified to do business in each jurisdiction in which failure to be so qualified would have a Material Adverse Effect.
     3.4 The Shares. The authorized capital stock of the Company consists of 30,000 shares of common stock. The Shares (i) represent the only issued and outstanding shares of capital stock or other equity securities of the Company, (ii) are owned by the Sellers free and clear of all Liens, with each of the Sellers owning 7,500 of the Shares; and (iii) have been duly authorized and validly issued and are fully paid and nonassessable. Upon consummation of the transactions contemplated by this Agreement, the Shares will be transferred to the Buyer free and clear of all Liens. There are no outstanding options, warrants, conversion rights, stock appreciation rights or other rights or agreements of any kind (other than this Agreement) for the purchase or acquisition from, or the sale, exchange or issuance by, the Company of any shares of capital stock or other voting securities of the Company or any securities convertible into capital stock or voting securities of the Company, and no authorization therefor has been given. There are no outstanding contractual obligations of the Company or the Sellers (i) restricting the transfer of; (ii) affecting the voting rights of; (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to; (iv) requiring the registration or sale of; or (v) granting any preemptive or antidilutive right with respect to, any Shares, or other equity interests in the Company. No debt securities of the Company are issued and outstanding.
     3.5 Subsidiaries. The Company does not have any direct or indirect Subsidiaries. The Company does not have any equity interest or investment in any Person.
     3.6 Financial Statements.
     3.6.1 The Sellers have delivered to the Buyer or made available to the Buyer for its review true and accurate copies of the audited balance sheet of the Company as of September 30, 2006 and the related statements of income and retained earnings and cash flows for the nine months then ended (the “Audited Financial Statements”). The Sellers have also delivered to the Buyer or made available to the Buyer for its review unaudited financial statements of the Company as of December 31, 2006 (“Unaudited Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the financial condition of the Company as of September 30, 2006, and as of December 31, 2006, the results of its operations and its cash flows then ended, respectively, in accordance with GAAP applied on a consistent basis, except as noted therein and, the absence of footnote disclosure and any customary year-end adjustments (which year-end adjustments are not expected to be material).
     3.6.2 Except as set forth on Schedule 3.6.2, the Company has no Indebtedness.
     3.6.3 The amount of cash as reflected in the Financial Statements as of December 31, 2006 has not been reduced thereafter by any dividend payments or other special disbursements to the Sellers.
     3.7 Assets and Properties.
     (a) The Company does not own any real property. Schedule 3.7 sets forth all written and oral leases or other agreements (including all amendments, extensions, or modifications thereto) (the “Real Property Leases”) pursuant to which the Company uses, occupies or possesses items of real property (the “Leased Real Property”). Except as set forth on Schedule 3.7, the Company has, and at the Closing will have: (i) valid and subsisting leasehold estates in the Leased Real Property; and (ii) legal and beneficial ownership or the rights to use under a valid lease of all of its tangible personal property included in the Financial Statements (the “Tangible Personal Property”) (except for properties disposed of after September 30, 2006 in the ordinary course of business), in each case, subject to no Liens, except Permitted Liens. Except as set forth on Schedule 3.7, the Real Property Leases are, and any Tangible Personal Property that is leased by the Company are, held under leases or subleases that are, in full force and effect and in all material respects, valid instruments enforceable against the Company in accordance with their respective terms, except as limited by the General Enforceability Exceptions. The Sellers have delivered, or caused the Company to deliver, correct and complete copies of all Real Property Leases. There is no default or breach by the Company or, to the knowledge of the Sellers and the Company, any other party, in the performance of any obligation under any Real Property Lease. Except as set forth on Schedule 3.7, at the Closing, all Leased Real Property, Tangible Personal Property and other assets of the Company used in the Business will be held by the Company, and the Sellers do not hold or have any rights to such properties and assets.
     (b) Except as set forth on Schedule 3.7, the Company owns all of the rights, properties and assets (other than Intellectual Property which is addressed in Section 3.11) used in and that are necessary to the conduct of its business as presently conducted free and clear of all Liens, except Permitted Liens, and such properties and assets are sufficient to conduct the business of the Company in all material respects as it is currently conducted.
     (c) The Company has rights of ingress and egress to the Leased Real Property adequate for the conduct of the Business as it is currently conducted. The Sellers and the Company have no knowledge of any condemnation or expropriation proceeding that is pending or threatened against any of the Leased Real Property.
     3.8 Contracts.
     (a) Schedule 3.8 sets forth all Contracts of the following types to which the Company is a party or by which the Company or any of its properties or assets is bound as of the date of this Agreement and will be bound following the Closing (other than the Real Property Leases which are provided for in Section 3.7(a)):
     (i) joint venture and limited partnership agreements;
     (ii) mortgages, indentures, loan or credit agreements, security agreements, promissory notes and other agreements and instruments relating to the borrowing of money, lending of money, extension of credit or guaranty thereof, other than those that will be paid off and released or otherwise satisfied as of the Closing;
     (iii) distribution and marketing agreements;
     (iv) employment and consulting agreements (including severance and retention agreements);
     (v) Contracts limiting the right of the Company to engage in or compete with any Person in any business or in any geographical area;
     (vi) Contracts that are not cancelable by the Company on notice of 60 days or less;
     (vii) indemnification agreements providing for the indemnification of any manager, director, officer or employee of the Company;
     (viii) any material Contract or agreement that contains a consent from a third party upon a change of control or similar provision that would be triggered by the transactions contemplated hereby, other than as set forth on Schedule 3.2; and
     (ix) Contracts with Governmental Authorities (the Contracts set forth in clauses (i) – (ix) are, collectively, the “Material Contracts”).
     (b) Each of the Material Contracts is in full force and effect and is a legal, valid and binding Contract of the Company, as applicable, subject only to the General Enforceability Exceptions, and there is no material default or breach by the Company, as applicable, or to the knowledge of the Sellers and the Company, any other party, in the timely performance of any obligation to be performed thereunder. True and complete copies of: (i) all Material Contracts, including all material exhibits and schedules thereto; and (ii) written summaries of oral Material Contracts and oral amendments or supplements to written Material Contracts have been delivered to Buyer or otherwise made available to the Buyer.

     3.9 Employees and Employee Benefits.
     3.9.1 Remuneration.
     (a) Schedule 3.9 contains a correct and complete list of each current employee of the Company, their salaries, wage rates, commissions and bonuses, positions, status as full-time or part-time employees, location of employment and length of service. Schedule 3.9 also lists any employee currently on leave and in receipt of disability benefits, applicable workplace safety and insurance/workers’ compensation benefits and those employees currently on pregnancy or parental leave or other leave approved by the Company together with the type of leave and their expected date of return to work if known.
     (b) Except as set forth on Schedule 3.9, no employee of the Company has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.
     3.9.2 ERISA.
     (a) Schedule 3.9.2 sets forth a complete list of all Employee Plans. Each of the Employee Plans complies with the requirements of ERISA and the Code, except for any failures to comply that would not have a Material Adverse Effect. The Company has never sponsored, contributed to, or been obligated to contribute to a multiemployer plan or a plan covered by Title IV or ERISA. Except as set forth on Schedule 3.9.2, the Company has not engaged in a prohibited transaction under Section 4975 of the Code or Section 406 of ERISA for which there is no exemption. There are no material pending or, to the knowledge of the Sellers, threatened claims by or on behalf of any of the Employee Plans or by any employee involving any such Employee Plan (other than routine claims for benefits). Except as set forth on Schedule 3.9.2, all contributions required to have been made by the Company to any Employee Plan under the terms of any such plan or pursuant to any Law (including, without limitation, ERISA and the Code) have been made within the time period prescribed by any such Employee Plan or Law.
     (b) Each Employee Plan that provides health or life insurance benefits following termination of employment (other than as required by section 4980B of the Code or similar state law), may be amended or terminated at any time without further liability to the Company.
     3.9.3 Tax Qualification. Each Employee Plan that is intended to be “qualified” within the meaning of section 401(a) of the Code uses a form of prototype plan document that is the subject of an IRS opinion letter, and to the knowledge of the Sellers, no act or omission has occurred that would cause such Employee Plan to lose its tax qualified status under Section 401(a) of the Code. The Sellers acknowledge that they will be required to timely file an IRS Form 5330 on behalf of the Company relating to the late deposits. The Sellers further acknowledge that they will be responsible for any penalties or interest relating thereto.

     3.9.4 Employee Benefits.
     (a) The Sellers have furnished to the Buyer true and complete copies of all the Employee Plans as amended as of the date hereof, together with all summary plan descriptions.
     (b) Except as set forth on Schedule 3.9.2, all of the Employee Plans are and have been administered, in all material respects, in accordance with their terms and all Laws.
     (c) No commitments to improve or otherwise amend any Employee Plan have been made by the Company except as required by Law.
     (d) Except as set forth on Schedule 3.9.2, to the knowledge of the Sellers, there have been no breaches of any fiduciary obligation with respect to the administration of any Employee Plan.
     (e) Except as set forth on Schedule 3.9.2 or otherwise required by Law, none of the Employee Plans (other than pension plans) provide benefits to retired employees or to the beneficiaries or dependents of retired employees.
     (f) The consummation of the transactions contemplated herein will not accelerate or trigger the payment of any benefits to any employees, nor shall it create any liability under Code Sections 280G, and the Company is in “good-faith” compliance with Code Section 409A with respect to all Employee Plans and any other arrangements subject thereto.
     (g) The Company has complied in all material respects with the requirements of COBRA, HIPAA and Medicare Part D.
     3.10 Labor Matters.
     (a) The Company is not a party to or subject to any collective bargaining Contracts. As of the date of this Agreement, (i) no labor union or other labor organization or employee association represents or claims to represent the Company’s employees, (ii) there is no union campaign being conducted (to solicit cards from employees to authorize a union to request a National Labor Relations Board certifications election with respect to the Company’ employees, and (iii) no collective bargaining agreement is currently being negotiated by or on behalf of the Company. The Company has not experienced a strike or employee or union-organized work stoppage.
     (b) The Company has complied in all material respects with all terms and conditions of employment and all applicable Laws relating to employment including, employee health and safety, fair employment practices, human rights, pay equity and wages and hours, and the Company has not has received any written notice from any Governmental Authority of any material OSHA violations or any such other applicable Laws. Except as set forth on Schedule 3.10(b), the Sellers and the Company have no knowledge of any pending or threatened claims or investigations alleging employment discrimination or unfair labor practices by the Company.
     (c) To the knowledge of the Sellers and the Company, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance/workers’ compensation legislation in respect of the Company and the Company has not been reassessed in any material respect under such legislation during the past three (3) years and no audit of the Company is currently being performed pursuant to any applicable workplace safety and insurance/workers’ compensation legislation.
     3.11 Intellectual Property. Schedule 3.11 sets forth all registrations and applications for registration included in the Intellectual Property owned by the Company, as well as all common-law trademarks. Except as set forth on Schedule 3.11, the Company possesses, and the Company owns or has the right to use, all Intellectual Property necessary to conduct the Business as currently conducted. Except as set forth in Schedule 3.11, the Company owns its Intellectual Property free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 3.11, the Company has not received any written notice or claim that it is infringing or misappropriating the Intellectual Property of any Person, and the Sellers are unaware of any infringement by any Person of any Intellectual Property owned or used by the Company. Except as set forth on Schedule 3.11, the Company has not licensed or agreed to license for use by any other Person any of the Intellectual Property owned or used by the Company.
     3.12 Governmental Authorizations and Compliance with Law. Except as set forth on Schedule 3.12, the Company holds all licenses, permits and other governmental authorizations material to its business as presently conducted and required in connection with the present use of its properties. All such permits, licenses and authorizations are in full force and effect and, to the knowledge of the Sellers and the Company, are not subject to appeal or other administrative or judicial proceedings. The Company has been in compliance in all material respects with all Laws applicable to it or to any of its properties. The Company has not received any written notice of any material violation of any Law, nor is the Company subject to any material judgment, order or decree of any Governmental Authority, applicable to it or to any of its properties. This Section 3.12 shall not apply to licenses, permits and authorizations required under Environmental Law or to compliance with Environmental Laws which are addressed in Section 3.17.
     3.13 Litigation. Except as set forth on Schedule 3.13 or Schedule 3.14, as of the date of this Agreement there are no judicial or administrative actions, proceedings, claims, arbitrations or investigations pending, or to the knowledge of the Sellers and the Company, threatened or anticipated, (a) against the Company or its respective directors, officers or employees, or (b) related to or affecting the Business or the assets of the Company. As of the Closing Date there shall be no judicial or administrative actions, proceedings, claims, arbitrations or investigations pending, or to the knowledge of the Sellers and the Company, threatened or anticipated, (a) against the Company or its respective directors, officers or employees, or (b) related to or affecting the Business or the assets of the Company, except as would not be reasonably expected to have a Material Adverse Effect. The Company is not in breach, violation or default of any judgment, decision, consent decree, injunction, ruling or order, and there are no unsatisfied judgments against the Company.
     3.14 Taxes.
     (a) Except as set forth on Schedule 3.14, (i) all Tax Returns that are required to be filed by or on behalf of the Company have been filed or the due date has been extended with payment of unpaid taxes (excluding payment of taxes with respect to federal, state and local income Tax Returns or extensions thereof for the period ended December 31, 2006) to a date beyond the date hereof, (ii) such Tax Returns (insofar as they relate to the Company) were, when filed, true and complete and correct in all respects, and (iii) all Taxes for the Company shown as due and payable on such Tax Returns have been paid. The Sellers acknowledge that they will be responsible for any penalties imposed or interest incurred by the Company in connection with the failure to pay the estimated taxes at the time of filing the extension.
     (b) Except as set forth on Schedule 3.14, no Tax Return that includes the Company is currently being examined by any taxing authority, which examination could reasonably be expected to result in a liability for an amount of Taxes for the Company, and there are no outstanding written agreements or waivers extending the statute of limitations applicable to any such Tax Return, which agreements or waivers in the aggregate could reasonably be expected to result in a liability for an amount of Taxes for the Company.
     (c) Except as set forth on Schedule 3.14, no deficiencies for Taxes with respect to the Company have been claimed or proposed in writing or assessed by a Tax authority.
     (d) There are no pending or threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company.
     (e) There is no unresolved claim by a Tax authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
     (f) The Sellers have delivered or made available to the Buyer complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any subsidiary or predecessors, to the extent that Sellers have access to such reports and statements, with respect to Taxes of any type.
     (g) Except as set forth on Schedule 3.14, no power of attorney (other than powers of attorney authorizing Sellers to act on behalf of the Company) with respect to any Taxes has been executed or filed with any Tax authority.
     (h) Except as set forth on Schedule 3.14, the Company: (i) has not agreed, and is not required, to make any adjustment under Section 481(a) of the Code for any period after the Closing Date by reason of a change in accounting method or otherwise; (ii) has not made an election, and is not required, to treat any of its assets as owned by another Person, as tax–exempt bond financed property or as tax–exempt use property within the meaning of Section 168 of the Code; (iii) has not acquired or owned any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (iv) has not made a consent dividend election under Section 565 of the Code; and (v) has not made any of the foregoing elections and is not required to apply any of the foregoing rules under any comparable state or local Tax provision.
     (i) Except as set forth on Schedule 3.14 or on the Financial Statements, all Taxes that the Company was required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been withheld or collected, and have been paid over to the proper authorities to the extent due and payable.
     (j) Except as set forth in Schedule 3.14, there are no Liens relating to Taxes encumbering any of the Shares or any assets or properties of the Company, except Liens for current Taxes not yet due and payable or Taxes being contested in good faith for which adequate reserves have been provided in accordance with GAAP.
     3.15 Absence of Changes. Since September 30, 2006, except as otherwise set forth in this Agreement or on Schedule 3.15, the Company has conducted its business in the ordinary course in substantially the same manner in which it has been previously conducted, no Material Adverse Effect has occurred, and the Company has not:
     (a) purchased or redeemed any shares of its capital stock;
     (b) incurred any material liabilities, Indebtedness or obligations, except current liabilities and obligations incurred in the ordinary course of business and advances from or to the Sellers or their Affiliates consistent with past practice;
     (c) mortgaged, pledged or subjected to any Lien any of its properties or assets, except for Permitted Liens and Liens incurred in the ordinary course of business;
     (d) increased the compensation or benefits payable or to become payable to any officer or employee, amended any Employee Plan, or established any new Employee Plan, other than (i) in the ordinary course of business and consistent with past practice or (ii) to comply with Law;
     (e) disposed or agreed to dispose of any material properties or assets;
     (f) cancelled or forgiven any material debts or claims;
     (g) entered into any transaction other than in the ordinary course of business;
     (h) made any material change in its accounting principles except as required under GAAP;
     (i) suffered any material casualty losses or other material damage or destruction to its tangible property;
     (j) made any material amendment or modification to or terminated prior to its stated expiration any Material Contract;
     (k) made or changed any material Tax election or settled or compromised any Tax Claim, filed any amended material Tax Return, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment unless required by Law;

     (l) other than cash dividends paid by it to the Sellers, paid any dividends or made any distributions;
     (m) revalued any assets, except in the ordinary course of business;
     (n) acquired any interests in any other business or entity; or
     (o) entered into any agreement to do any of the foregoing.
     3.16 Insurance. Except as set forth on Schedule 3.16, there are no insurance policies currently maintained which cover the Company or its Business. The Company has not failed to give any notice or to present any material claim under any such policy or binder in a due and timely fashion. There are no outstanding unpaid claims regarding the Company under any such policies or binders.
     3.17 Environmental Compliance and Conditions. Except as set forth on Schedule 3.17:
     (a) The Company and the Leased Real Property are, and at all times during the previous five years have been leased or operated in material compliance with all Environmental Laws. The Company has not Released, used, treated, stored or handled Hazardous Materials on, under, or about any Leased Real Property except in compliance with Environmental Laws. No material quantities of any Hazardous Materials are presently being used, treated, stored, or otherwise handled on or at any Leased Real Property except in the ordinary conduct of the business or operations of the Company;
     (b) The Company holds all licenses, permits and other governmental authorizations required under Environmental Law (“Environmental Permits”) that are material to its business as presently conducted and required in connection with the present use of the Leased Real Property. All such Environmental Permits are in full force and effect and are not subject to appeal or other administrative or judicial proceedings. The Company has taken all necessary actions to maintain the effectiveness of such permits;
     (c) To the Sellers’ knowledge, no Hazardous Materials have been Released, uses, stored or otherwise handled (except in compliance with Environmental Laws) on the Real Property;
     (d) To the knowledge of the Sellers and the Company, there are no existing facts or circumstances that would reasonably be expected to give rise to any material violation of or material liability under any Environmental Law. None of the Company’s assets, in their current condition, are required to be upgraded or modified in any material respect in order to comply with existing Environmental Laws;
     (e) The Company: (i) has not received from any Governmental Authority or any other Person, any written notice of violation of, alleged violation of, non-compliance with, or liability or potential liability pursuant to, any Environmental Law (including a CERCLA section 104(e) request or a potentially responsible party notice), other than notices with respect to matters that have been resolved and for which the Company has no further material obligations outstanding; (ii) is not a party to any pending judicial proceeding or governmental or administrative action under any applicable Environmental Law and, to the knowledge of the Sellers and the Company, no such proceeding or action is threatened; and (iii) is not subject to any outstanding administrative or judicial Order, Consent Order or other agreement pertaining to any specific violation, noncompliance or liability under any Environmental Law; and
     (f) Schedule 3.17 sets forth (i) all Environmental Reports, and (ii) all notices of potential liability, correspondence with Governmental Authorities, or other material documents pertaining to the Company and the Real Property.
     3.18 Banking and Agency Arrangements. Schedule 3.18 sets forth a list of:
     (a) each bank, savings and loan or similar financial institution in which the Company has an account or safe deposit box or other custodial arrangement and the numbers of such accounts or safe deposit boxes maintained by the Company; and
     (b) the names of all Persons authorized to draw on each such account or to have access to any such safe deposit box facility.
     3.19 Customers and Suppliers. Schedule 3.19 sets forth a complete and accurate list of the ten largest suppliers and customers of the Company and shows the approximate total sales by the Company or purchases from the Company, as applicable, in U.S. dollars for each such customer or supplier for the year ended December 31, 2005 and for the nine months ending September 30, 2006. Except as set forth on Schedule 3.19, the Company has not suffered any loss of or, to the knowledge of the Sellers and the Company, become aware of the prospective loss of any customer or supplier listed on Schedule 3.19.
     3.20 Accounts Receivable. The accounts receivable reflected on the Financial Statements represent valid obligations arising from sales actually made or services actually performed by the Company in the ordinary course of business. Except as set forth on Schedule 3.20, there is no contest, claim, or right of set-off under any Contract with any obligor of any accounts receivable relating to the amount or validity of such accounts receivable.
     3.21 Inventory. Except to the extent of the reserve provided for in the Financial Statements and for any obsolete or damaged inventory for which the Company is entitled to receive a credit or refund from the supplier, all inventories of goods held by the Company for resale are of merchantable quality and usable or salable in the ordinary course business. The Company has valid title to its inventories free and clear of all Liens, other than Permitted Liens.
     3.22 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of the Sellers or the Company in such manner as to give rise to any valid claim against the Buyer, Sellers or the Company for any brokerage or finder’s commission, fee or similar compensation, except for Wall Street Mergers Corporation, all of whose fees, expenses and other compensation in respect hereof shall be paid by the Sellers.
     3.23 Transactions with Related Parties. Except for the transactions disclosed on Schedule 3.23, no Related Party is presently a party to any transaction, Contract or arrangement with or for the benefit of the Company or in which the Company has an interest, including, without limitation, any Contract (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from or (c) otherwise requiring payments to (other than for services as officers, directors or employees of the Company) any such Related Party.
     3.24 Product. Except as set forth on Schedule 3.24, all products that the Company has made, designed, produced, manufactured or sold (a) have been in conformity in all material respects with all applicable contractual commitments and all express warranties; (b) do not infringe any Intellectual Property right of a third party; and (c) are free from defects.
     3.25 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Company shall (a) be able to pay its debts as they become due, (b) own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Buyer or the Company.
     3.26 Underlying Documents.
     Copies of any underlying documents listed or described herein have been furnished to Buyer. All such documents furnished or made available to Buyer are true and correct copies, and to the knowledge of the Sellers and the Company, there are no amendments or modifications thereto, that have not been disclosed in writing to Buyer.
     3.27 No Misleading Statements.
     No representation or warranty made herein, in the Schedules or the Exhibits attached hereto, contain any untrue statement of material fact or omit a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
     The Buyer represents and warrants to the Sellers as follows as of the date hereof and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date):
     4.1 Corporate Status and Authority. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio and has the corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Buyer’s board of directors, which constitutes all necessary corporate action on the part of the Buyer for such authorization. This Agreement has been duly executed and delivered by the

Buyer and constitutes the valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except as limited by the General Enforceability Exceptions.
     4.2 No Conflicts; Consents and Approvals.
     (a) Except as set forth on Schedule 4.2, the execution, delivery and performance of this Agreement by the Buyer will not result in (i) any conflict with the charter documents or bylaws of the Buyer, (ii) any breach or violation of or default under any Law or under any material Contract or other instrument or obligation to which the Buyer is a party or by which the Buyer or any of its properties or assets are bound, or (iii) the creation or imposition of any Liens other than Permitted Liens.
     (b) Except as set forth on Schedule 4.2, no Consent of or filing with any Governmental Authority or other Person is required on the part of the Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
     4.3 Litigation. To the Buyer’s knowledge, there are no judicial or administrative actions, proceedings or investigations pending or threatened, that question the validity of this Agreement or any action taken or to be taken by the Buyer in connection herewith.
     4.4 Purchase for Investment. The Buyer is acquiring the Shares for its own account, for investment only, and not with a view toward any resale or distribution thereof except in compliance with all applicable securities laws. The Buyer shall not offer to sell or otherwise dispose of the Shares in violation of any legal requirements applicable to any such offer, sale or other disposition. The Buyer acknowledges that: (a) the Shares have not been registered under the Securities Act of 1933, as amended, or any state securities laws; (b) there is no public market for the Shares and there can be no assurance that a public market shall develop; and (c) the Buyer must bear the economic risk of its investment in the Shares for an indefinite period of time. The Buyer is an “accredited investor” within the meaning of Rule 501 under the Securities Act, as presently in effect.
     4.5 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out without the intervention of any Person acting on behalf of the Buyer in such manner as to give rise to any valid claim against the Buyer, the Sellers or the Company for any brokerage or finder’s commission, fee or similar compensation.
     4.6 Acknowledgment. In determining to proceed with the transactions contemplated by this Agreement, the Buyer acknowledges that: (a) the Buyer has made a complete due diligence review of the Company and the Business; and (b) except as expressly set forth herein, the Buyer is not relying on any covenants, representations or warranties of the Company or the Sellers.

ARTICLE V
CERTAIN COVENANTS
     5.1 Obligations of the Parties. The parties shall, both before and after the Closing, (a) apply for and diligently prosecute all applications for, and shall use their commercially reasonable efforts promptly to obtain, file with or deliver to, and the Sellers agree to use their reasonable efforts to cause the Company to obtain, file with or deliver to, such Consents from such Governmental Authorities and other Persons as shall be necessary to permit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (b) use commercially reasonable efforts to bring about the satisfaction as soon as practicable of all the conditions contained in this Agreement and to effect the consummation of the transactions contemplated hereby.
     5.2 Payment of Transaction-Related Taxes. All sales, value-added, use, registration, stamp, transfer and similar Taxes, levies, charges and fees arising, whether directly or indirectly, out of the sale and transfer of the Shares pursuant to this Agreement shall be paid (or caused to be paid) by Buyer. Any such amounts required under relevant Law to be paid by the Sellers shall be reimbursed by Buyer within 15 days after a Seller submits evidence of payment to Buyer.
     5.3 Tax Matters5.3.1 Tax Returns. The Sellers shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns (other than federal, state and local income Tax Returns for the period ended December 31, 2006) in respect of the Company that are required to be filed (taking into account extensions) on or before the Closing Date (“Seller Tax Returns”). At least 14 days prior to the due date for the filing of a Seller Tax Return, the Sellers shall permit the Buyer to review and comment on each such Seller Tax Return relating to the Company and Sellers shall reasonably consider such comments in good faith, provided that Sellers shall not be required to adopt such comments. The Sellers shall prepare such Seller Tax Returns, insofar as they relate to the Company, on a basis consistent with past practice. The Buyer shall prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns of the Company other than the Seller Tax Returns. Any such Tax Returns with respect to which the Buyer is responsible for preparing and that relate to a taxable period beginning prior to the Closing Date shall, insofar as they relate to the Company, be on a basis consistent with the last previous Tax Returns filed in respect of the Company. Neither the Buyer nor the Sellers shall file any amended Tax Returns for any periods ending on or before the two year anniversary of the Closing of this transaction for or in respect of the Company (a) with respect to which such party is not obligated to prepare or cause to be prepared the original such Tax Returns pursuant to this Section 5.3.1 or (b) if such amendment could reasonably be expected to have a material adverse effect on the other party, in each case, without the prior written consent of the other party, which consent will not be unreasonably withheld.
     5.3.2 Payment of Taxes.
     (a) Except for Taxes that are accrued or reserved against on the Company’s balance sheet as of the Closing in the ordinary course of business consistent with past practice, the Sellers shall pay or cause to be paid all Taxes shown as due on any Seller Tax Returns, as well as with interest and penalties.

     (b) The Buyer shall pay or cause to be paid all Taxes due with respect to Tax Returns which the Buyer is obligated to prepare and file, or cause to be prepared and filed, pursuant to Section 5.3.1 other than Taxes which the Sellers are obligated to pay, or cause to be paid, in accordance with Section 5.3.2(a).
     5.3.3 Tax Refunds. The Buyer and the Company shall be entitled to retain any refund or credit of the Company with respect to Taxes.
     5.3.4 Tax Indemnification.
     (a) The Sellers shall indemnify the Buyer and the Company and hold the Buyer and the Company harmless from and against (i) any liability for Taxes of the Company for any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 5.3.4(c)), (ii) unpaid Taxes of any Person (other than the Company) (A) under Treasury Regulation section 1.1502-6(a) (or any similar provision of state, provincial, local or foreign law) for Taxes of the Sellers or any other Person (other than the Company) which is or has ever been affiliated with the Company, or with whom the Company otherwise join or have ever joined (or are or have ever been required to join) in filing any consolidated, combined or unitary Tax Return, prior to the Closing, or (B) as a successor, by Contract, or otherwise, in each case, for purposes of this clause (ii) as a result of any such affiliation, succession, Contract or other arrangement that existed on or prior to the Closing; and (iii) all liability for Taxes for any breach of the Sellers’ representations and warranties contained in Section 3.14 or 3.15(k) with respect to the Company (subject to the last sentence of this Section 5.3.4(a)); and (iv) all liability for any breach of the Sellers’ covenants and agreements in Sections 2.2.2(g) and 5.3 relating to Taxes. Notwithstanding the foregoing, the Sellers shall not indemnify, defend or hold harmless the Buyer or the Company from any liability for (1) Taxes that are attributable to any action taken (including without limitation any election or position taken on or with respect to a Tax Return filed after the Closing Date by the Buyer) or failure to act (which would otherwise give rise to the Sellers indemnity payment) that (i) is made after the Closing by the Buyer, or any transferee of the Buyer, (ii) Buyer does not reasonably believe is required by Law and (iii) is not either made at the request or direction of the Sellers or expressly contemplated by this Agreement (a “Buyer Tax Act”), (2) Taxes that are accrued as liabilities or reserved against on the Financial Statements, or (3) Taxes that (i) are accrued as liabilities or reserved against consistent with past practice on the Company’s interim financial statements for the period beginning on January 1, 2007 and ending on the Closing Date and (ii) arise in the ordinary course of business.
     (b) Buyer shall, and shall cause the Company to, indemnify the Sellers and hold the Sellers harmless from and against, (i) except to the extent the Sellers are otherwise required to indemnify the Buyer or the Company for such Tax pursuant to Section 5.3.4(a), all liability for Taxes of the Company; (ii) all liability for Taxes attributable to the Buyer Tax Act, and any additional Taxes arising as a result of a reduction in the amount of tax credits that are available to the Sellers (computed as if the Sellers could have fully utilized all available tax credits) and (iii) all liability for any breach of the Buyer’s covenants and agreements in Sections 5.2, 5.3 and 5.4 relating to Taxes; and Damages with respect to any item described in clause (i), (ii) or (iii) above. The Buyer’s obligation to indemnify, defend or hold harmless the Sellers from any liability shall continue in full force and effect until the expiration of the applicable statute of limitations (including extensions) in respect of such liability.
     (c) In the case of any Straddle Period:
     (i) The periodic Taxes of the Company that are not based on income or receipts (e.g., property Taxes) for the portion of any Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”) shall be computed based upon the ratio of the number of days in the Pre-Closing Tax Period and the number of days in the entire Tax Period; and
     (ii) Taxes of the Company for the Pre-Closing Tax Period (other than Taxes described in Section 5.3.4(c)(i) above) shall be computed as if such taxable period ended as of the close of business on the Closing Date.
     (d) Any indemnity payment required to be made pursuant to this Section 5.3.4 shall be made within 30 days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant taxing authority (including estimated Tax payments).
     (e) Any indemnity payment made pursuant to this Section 5.3.4 shall be treated as an adjustment to the Purchase Price, unless otherwise required by applicable Law.
     5.3.5 Timing Adjustment. In the event that a final determination (which shall include the execution of an IRS Form 870-AD or successor form) results in a timing difference (e.g., an acceleration of income or delay of deductions) that would increase the Sellers’ liability for Taxes pursuant to this Section 5.3 or results in a timing difference (e.g., an acceleration of deductions or delay of income) that would increase the Buyer’s liability for Taxes pursuant to this Section 5.3 the Buyer or the Sellers, as the case may be, shall promptly make payments to the Sellers or the Buyer as and when the Buyer or the Sellers, as the case may be, actually realizes any Tax benefits as a result of such timing difference (or under such other method for determining the present value of any such anticipated Tax benefits as agreed to by the parties). Such Tax benefit for federal, state and local income Tax purposes shall be computed for any year using the Buyer’s or the Sellers’, as the case may be, actual tax liability with and without giving effect to such timing difference. Any dispute with respect to the calculation of any such Tax benefits shall be resolved in a manner consistent with the dispute resolution procedures for Earn-out Payments set forth in Section 2.1.3.
     5.3.6 Tax Contests.
     (a) If a claim shall be made by any taxing authority (a “Tax Claim”) which, if successful, might result in an indemnity payment pursuant to Section 5.3.4, the indemnified party shall promptly, but in no event later than fifteen (15) Business Days after such Tax Claim is made, notify the indemnifying party of such claim in writing stating the nature and basis of such claim and the amount thereof, to the extent known by the indemnified party, or otherwise the indemnifying party will be released from any indemnification obligation hereunder with respect to such Tax Claim to the extent of the actual prejudice caused by such failure.

     (b) With respect to any Tax Claim relating to Taxes of the Company for a taxable period ending on or before the Closing Date, the Sellers shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided the Sellers shall not (i) take any position (other than one required by Law) with respect to such a Tax Claim that could reasonably be expected to have a Material Adverse Effect on the Buyer or the Company for a post-Closing period, and (ii) legally bind the Buyer or the Company to such a position for a post-Closing period without the Buyer’s written consent (not to be unreasonably withheld). The Sellers shall inform the Buyer within a reasonable time of any material developments with respect to such Tax Claim at any administrative meeting, conference, hearing or other proceeding.
     (c) Except as otherwise provided in Section 5.3.6(b), the Sellers and the Buyer shall jointly control and participate in all proceedings taken in connection with any Tax Claim relating to Taxes of the Company for any Straddle Period. Neither the Sellers nor the Buyer shall settle any such Tax Claim without the prior written consent of the other, which consent shall not be unreasonably withheld.
     (d) Except as otherwise provided in Section 5.3.6(b), the Buyer shall control all proceedings with respect to Taxes of the Company for any taxable period beginning after the Closing Date; provided the Buyer shall not (i) take any position (other than one required by Law) that could reasonably be expected to have a Material Adverse Effect on the Sellers for a pre-Closing period, and (ii) legally bind the Sellers to such a position for a pre-Closing period without the Sellers’ written consent (not to be unreasonably withheld).
     (e) The Buyer and the Company, on the one hand and the Sellers, on the other hand, shall cooperate in contesting any Tax Claim, which cooperation shall include (i) the retention and (upon request) the provision to the requesting party of records and information that are reasonably relevant to such Tax Claim, (ii) making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or (iii) to testify at proceedings relating to such Tax Claim. The Buyer shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 5.3.6.
     5.3.7 Conduct of Business. On the Closing Date, as to matters that could affect the Tax Returns of the Company with respect to periods ending on or prior to the Closing Date, the Buyer shall cause the Company to carry on their respective businesses only in the ordinary course in substantially the same manner as previously conducted.
     5.4 Publicity. No press release or public announcement related to this Agreement, or the transactions contemplated hereby, may be issued or made without the joint approval of the Sellers and the Buyer, which approval will not be unreasonably withheld, unless required by Law (in the reasonable opinion of counsel) or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case, the

Sellers and the Buyer shall have the right to review such press release or announcement prior to publication.
     5.5 Non-Competition
     (a) The Sellers (except for Goodreau and Randall, which non-competition provisions are addressed in the Goodreau Employment Agreement and the Randall Employment Agreement, respectively) agree that for a period of seven years from the Closing hereof, they will not engage, directly or indirectly, in any business which competes directly or indirectly with the Business in North America, excluding Mexico. A Seller (except for Goodreau and Randall, which non-competition provisions are addressed in the Goodreau Employment Agreement and the Randall Employment Agreement, respectively) will be deemed to be competing in violation of this Section 5.5 hereof if such Seller, without the prior written consent of the Buyer, directly or indirectly, as a proprietor, director, officer, principal, partner, member, employee, agent, consultant, stockholder, salesperson or distributor: (i) invests or engages in any business which is competitive with the Business, or accepts employment with or renders services to a competitor of the Buyer, the Company or any of its Affiliates in the Business; (ii) solicits sales of, or sells or delivers, any product or service of the kind and character sold, distributed or provided by the Company in the Business, to any Person called upon or served by the Company in the Business; or (iii) solicits, attempts to solicit or seeks to divert from the Company the business or patronage of any Person with whom the Company has had business relations in the Business.
     (b) The provisions of this Section 5.5 were negotiated in good faith by Buyer and the Sellers (except for Goodreau and Randall, which non-competition provisions are addressed in the Goodreau Employment Agreement and the Randall Employment Agreement, respectively), and such parties hereby agree that such provisions are reasonable and are not more restrictive than necessary to protect the legitimate interests of the parties hereto. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.5 is invalid or unenforceable, the applicable parties agree that such term or provision shall not be construed to be null, void and of no effect, but, to the extent such term or provision would be valid or enforceable under Law, the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The internal audit department of the Buyer has the right to audit the sales records, job contracts/purchase orders, work in process listings and other necessary books and records of the Sellers (except for Goodreau and Randall, which non-competition provisions are addressed in the Goodreau Employment Agreement and the Randall Employment Agreement, respectively) during normal business hours to verify compliance with the provisions hereof.
     5.6 No Solicitation of Alternative Transactions. The Sellers and their Representatives shall not, directly or indirectly, (i) solicit, discuss, pursue or enter into any oral or written agreement or understanding in connection with, or in any manner encourage, a possible sale of the equity or other securities of the Company or any subsidiary (directly or through a merger or other business combination), or any of the assets of the Company (other than in the ordinary course of business), with any other Person, or any financing in connection with any of the foregoing, or provide any information to any other Person in connection therewith, or (ii) disclose to any other Person (other than the Representatives of the Sellers or the Company, all of whom shall also maintain the confidentiality thereof) the contents of this Agreement. If the Sellers or, the Company or any of their Representatives receive any offer, proposal or inquiry after the date hereof with respect to any of the foregoing transactions with respect to the Company, or the Business, the Sellers will promptly notify Buyer of same, including the identity of the person making the offer or proposal and the terms thereof (and provide a copy of any such written offer, proposal or inquiry to Buyer).
     5.7 Further Assurances. At and after the Closing, the Sellers agree to execute and deliver any deeds, bills of sale, assignments or assurances and to take and do any other actions and things as Buyer may reasonably request and as may be necessary and desirable to vest, perfect or confirm of record or otherwise in the Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company or the Business.
     5.8 Software Licenses. On or prior to the Closing, Sellers will at their expense obtain, to the extent the Company does not presently have such licenses, licenses for the Company to use the software and any other information technology licensed in the agreements listed on Schedule 3.11 under the heading “Information Technology Agreements” to the extent used as of the date hereof by the Company.
     5.9 Record Retention. The parties agree that, without the prior written consent of the Sellers, neither the Buyer nor any of its Affiliates shall dispose of or destroy any of the books and records of the Company existing as of the Closing which may be relevant to any legal, regulatory or tax audit, investigation, inquiry or requirement of any of the Sellers without first offering such records to the Sellers in accordance with their internal policies.
     5.10 Indemnification of Directors and Officers.
     (a) The Buyer agrees that all rights to indemnification for acts or omissions occurring prior to the Closing Date existing as of the date of this Agreement in favor of the Sellers that are currently indemnified by the Company (collectively, the “Covered Persons”) as of the date hereof pursuant to the charter and by-laws of the Company shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms, but solely with respect to claims by Persons other than the parties to this Agreement, for a period of not less than three years from the Closing Date. The Buyer and the Company shall not amend, repeal or otherwise modify such arrangements in any manner that would adversely affect the rights of the Covered Persons thereunder with respect to indemnification for claims by Persons other than the parties to this Agreement in accordance with this Section 5.10(a). Such indemnification shall not apply to any Covered Person with respect to any liability that such Covered Person is obligated to indemnify the Buyer under the terms of this Agreement.
     (b) The Buyer shall cause the Company to honor, to the fullest extent permitted by applicable legal requirements, all of the Company’s obligations to indemnify (including any obligations to advance funds for expenses) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Closing Date to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company’s charter or by-laws, but solely with respect to claims by Persons other than the parties to this Agreement, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of such arrangements until the expiration of the applicable statute of limitations with respect to any claims by Persons other than the parties to this Agreement against such Covered Persons arising out of such acts or omissions; provided, however, that such indemnification rights shall not apply to any Covered Person with respect to any liability that such Covered Person is obligated to indemnify the Buyer under Article VII of this Agreement.
     5.11 Employee Matters.
     (a) For purposes of eligibility, vesting and benefits under the Employee Plans, the Buyer shall cause the Employee Plans maintained by the Buyer to credit the individuals employed by the Company on the Closing Date with their service with the Company to the extent such service was recognized as of the Closing. The employees of the Company will also be entitled to retain after the Closing any vacation or other paid leave earned by such employees prior to the Closing resulting from their employment by the Company prior to the Closing.
     (b) The Buyer shall either cause the Company to continue its employee benefit plans in effect on the Closing or provide the individuals employed by the Company on the Closing Date with employee benefit plans which, in the aggregate, are comparable.
     5.12 Personal Guarantees.
     Within 30 days after Closing or as promptly as practicable thereafter, the Buyer and the Sellers shall cooperate in good faith to cause any personal guarantees by the Sellers, in favor of third parties, of the Company’s obligations for borrowed money, trade accounts payable or other obligations to be released. Notwithstanding the foregoing, the Buyer is not obligated to provide a guarantee in lieu of the Sellers’ guarantees. In the event that any third party will not release the Sellers from their personal guarantees of the Company’s obligations despite being provided evidence that the Sellers no longer own any of the capital stock of the Company, the Buyer hereby agrees to indemnify and hold harmless the Sellers from and against any Damages (as defined in Section 7.2.1) incurred by the Sellers in connection with, arising out of, or resulting from or incident to such personal guarantees for events occurring after Closing.
ARTICLE VI
CONDITIONS PRECEDENT
     6.1 General. The respective obligations set forth in this Agreement of the Sellers and the Buyer to consummate the sale and purchase of the Shares at the Closing shall be subject to the fulfillment, on or before the Closing Date, in the case of the Sellers, of the conditions set forth in Sections 6.2 and 6.3, and in the case of the Buyer, of the conditions set forth in Sections 6.2 and 6.4.

     6.2 Conditions to Obligations of All Parties.
     6.2.1 No Injunction. There shall not be in effect any injunction or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements (a “Restraint”).
     6.2.2 Consents of Governmental Authorities. Any Consent of any Governmental Authority necessary to be obtained in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby shall have been obtained.
     6.3 Conditions to Obligations of the Sellers.
     6.3.1 Representations and Warranties and Covenants and Agreements of the Buyer. Each of the representations and warranties of the Buyer set forth in Article IV of this Agreement will be true and correct in all respects as of the Closing Date and as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except for such breaches that would not, or would not reasonably be expected to, with any other breaches on the part of the Buyer, materially and adversely affect the ability of the Buyer to consummate the transactions contemplated by this Agreement. The Buyer shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it at or before the Closing.
     6.3.2 Officer’s Certificate. The Buyer shall have delivered to the Sellers a certificate, dated the Closing Date and signed by its President or a Vice President, as to the fulfillment of the conditions set forth in Section 6.3.1.
     6.3.3 Closing Deliveries. The Buyer shall have delivered to the Sellers the items required by Section 2.2.3 of this Agreement.
     6.4 Conditions to Obligations of the Buyer.
     6.4.1 Representations and Warranties and Covenants and Agreements of the Sellers. The representations and warranties of the Sellers set forth in Article III of this Agreement will be true and correct in all respects as of the Closing Date and as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date), except for such breaches (other than any breach of Section 3.4 or Section 3.5) that would not, or would not reasonably be expected to, with any other breaches on the part of the Sellers, have a Material Adverse Effect. The Sellers shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it at or before the Closing.
     6.4.2 Officer’s Certificate. Each Seller shall have delivered to the Buyer a certificate, dated the Closing Date, as to the fulfillment of the conditions set forth in Section 6.4.1.

     6.4.3 Closing Deliveries. Each Seller shall have delivered, or caused to be delivered, to the Buyer the items required to be delivered by him or her pursuant to Section 2.2.2 of this Agreement.
     6.4.4 Consents. The Consents set forth on Schedule 3.2 shall have been obtained and a copy of the Consents shall have been delivered to Buyer.
     6.4.5 No Material Adverse Effect. Following the date of this Agreement, there shall not have occurred any event, change or condition that has had, or could reasonably be expected to have, a Material Adverse Effect.
     6.4.6 No Actions. Since the date of this Agreement, no action or proceeding shall have been instituted or threatened against the Buyer that makes the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise prohibited or that involves any challenge to the transactions contemplated by this Agreement or the Ancillary Agreements.
     6.4.7 Resignation of Directors. Each of the directors of the Company shall have submitted his or her resignation effective as of the Closing Date.
ARTICLE VII
INDEMNIFICATION
     7.1 Survival of Representations and Warranties. Any claim for indemnification under Article VII with respect to the representations and warranties contained in Article III and Article IV of this Agreement must be brought within eighteen months after the Closing Date in accordance with Section 7.2.4; provided, however, that claims for indemnification under Article VII regarding: (a) the representations and warranties of the Sellers contained in Section 3.1 (Corporate Status and Authority) and Section 3.4 (The Shares) may be brought at any time after the Closing Date; and (b) the representations and warranties of the Sellers contained in Section 3.9.2 (ERISA) and Section 3.14 (Taxes) must be brought prior to the expiration of the applicable statute of limitations.
     7.2 Indemnification.
     7.2.1 By the Sellers. Subject to the limitations set forth in this Article VII, from and after the Closing, the Sellers, jointly and severally (except as provided below), shall indemnify the Buyer Indemnitees and hold the Buyer Indemnitees harmless from and against any loss, liability or damage, including reasonable attorneys’ fees and out-of-pocket costs and expenses (collectively, “Damages”), of the Buyer Indemnitees incurred in connection with, arising out of, resulting from or incident to:
     (a) the nonfulfillment of any covenant or agreement of any of the Sellers under this Agreement; or
     (b) subject to Section 7.1, the breach of any representation or warranty on the part of any of the Sellers under this Agreement as of the Closing Date.

     Notwithstanding the foregoing, each Seller (other than Goodreau and Randall who shall have no liability under Section 5.5) will be severally liable for any breach of the covenants set forth in Section 5.5.
     7.2.2 Certain Limitations on the Buyer’s Indemnification. The Buyer’s rights to indemnification under Article VII shall be limited as follows:
     (a) The amount of any Damages incurred by the Buyer Indemnitees shall be reduced by the net amount of any Tax benefits, and shall be increased by the amount of any Tax detriments, in each case, actually realized by the Buyer Indemnitees by reason of such Damages, and the Buyer shall use, or cause the Buyer Indemnitees to use, commercially reasonable efforts to claim and realize all such Tax benefits and reduce any such Tax detriment. The parties shall cooperate in good faith in providing each other the information necessary to determine the Tax benefit or Tax detriment, as the case may be. Any dispute regarding the calculation of the amount of any such Tax benefit or Tax detriment shall be resolved in a manner consistent with the dispute resolution procedures for Earn-out Payments set forth in Section 2.1.3.
     (b) The amount of any Damages incurred by the Buyer Indemnitees shall be reduced by the net amount the Buyer Indemnitees recover (after deducting all attorneys’ fees, expenses and other costs of recovery) from any insurer or other party liable for such Damages, and the Buyer shall use, and cause the other Buyer Indemnitees to use, commercially reasonable efforts to effect any such recovery.
     (c) The Buyer will not be entitled to indemnification by the Sellers for breach of any representation or warranty if the Buyer had knowledge of such breach of representation or warranty at the time of Closing.
     (d) Notwithstanding anything to the contrary in this Agreement, the terms set forth below in this Section 7.2.2(d) shall apply to any claim for monetary damages under Section 7.2.1 or Section 5.3.4. The Sellers shall indemnify the Buyer Indemnitees for any amount subject to the other limitations set forth below. The aggregate liability of the Sellers to the Buyer under Section 7.2.1 and Section 5.3.4 shall be equal to $1,000,000. The Buyer Indemnitees shall be required to satisfy any indemnity claims for which they are entitled to indemnity under Section 7.2.1 and Section 5.3.4 from the Escrow Amount pursuant to the procedures set forth in Section 2.4 prior to seeking any claim directly against the Sellers. To the extent that the Escrow Amount is not sufficient to satisfy any indemnity claim for which the Buyer Indemnitees are entitled hereunder or the Escrow Amount has been released to the Sellers pursuant to Section 2.4, the Sellers shall promptly pay the amount of such indemnity claims to the Buyer Indemnitees by wire transfer of immediately available funds as directed by the Buyer Indemnitees.
     (e) The Buyer Indemnitees shall not be entitled to indemnification by the Sellers under Section 7.2.1 or Section 5.3.4 after the Escrow Amount is exhausted or is otherwise released to the Sellers pursuant to Section 2.4. After that time, the Buyer Indemnitees are entitled to indemnification by the Sellers under Section 7.2.1 or Section 5.3.4 for an amount up to $375,000 by submitting a claim to Sellers, with documentation of the basis for such claim under Section 7.2.1 or Section 5.3.4 and the amount of the claim. The Buyer Indemnitees shall provide such other reasonable documentation regarding the claim as the Sellers may request to confirm their indemnity obligation for such claim pursuant to Section 7.2.1 or Section 5.3.4. From thereafter, the Buyer Indemnitees shall not be entitled to indemnification by the Sellers under Section 7.2.1 or Section 5.3.4 unless and until either the Sellers agree that they are in fact liable for an indemnity claim or the Buyer Indemnitees have filed a claim in a court of competent jurisdiction alleging that the Sellers are liable for an indemnity claim.
     7.2.3 By the Buyer. From and after the Closing, the Buyer shall, and shall cause the Company to, indemnify the Seller Indemnitees and hold the Seller Indemnitees harmless from and against any Damages of the Seller Indemnitees incurred in connection with, arising out of, resulting from or incident to:
     (a) the nonfulfillment of any covenant or agreement of the Buyer hereunder; or
     (b) subject to Section 7.1, the breach of any representation or warranty on the part of the Buyer under this Agreement as of the Closing Date.
     7.2.4 Indemnification Procedures.
     (a) A party entitled to indemnification hereunder shall herein be referred to as an “Indemnitee.” A party obligated to indemnify an Indemnitee hereunder shall herein be referred to as an “Indemnitor.” Promptly after an Indemnitee either (i) receives notice of any claim or the commencement of any action by any third party which such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder or (ii) sustains any Damages not involving a third party claim or action which such Indemnitee reasonably believes may give rise to a claim for indemnification from an Indemnitor hereunder, such Indemnitee shall, if a claim in respect thereof is to be made against an Indemnitor under Article VII, notify such Indemnitor in writing in reasonable detail of such claim, action or Damages, as the case may be. The Indemnitee’s failure to give such notice shall not relieve the Indemnitor of its indemnification obligations hereunder to the extent Indemnitor was not materially prejudiced by such failure. The Indemnitor shall be entitled to participate in any such claim or action, to assume the defense thereof with counsel reasonably satisfactory to the Indemnitee and to settle or compromise such claim or action; provided, however, that such settlement or compromise shall be effected only with the consent of the Indemnitee, which consent shall not be unreasonably withheld. The Indemnitee shall have the right to employ counsel to represent it if either (x) such claim or action involves remedies other than monetary damages and such remedies, in the Indemnitee’s reasonable judgment, could have a material adverse effect on such Indemnitee or (y) the Indemnitee may have available to it one or more defenses or counterclaims which are inconsistent with one or more of those claims alleged by the Indemnitor, and in any such event, the fees and expenses of such separate counsel shall be paid by the Indemnitee. If the Indemnitor does not elect to assume the defense of such claim or action, the Indemnitee shall act reasonably and in accordance with its good faith business judgment with respect thereto, and shall not settle or compromise any such claim or action without the consent of the Indemnitor, which consent shall not be unreasonably withheld. The parties shall render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of any such claim or action.

     (b) Any indemnity payment made pursuant to this Article VII shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.
     7.2.5 Exclusive Remedy. From and after the Closing Date, the exclusive remedies of the parties for any Damages based upon, arising out of or otherwise in respect of the matters set forth in this Agreement are the indemnification obligations of the parties set forth in Section 5.3.6 and in this Article VII. The provisions of this Section 7.2.5 shall not, however, prevent or limit a cause of action (a) on account of fraud, (b) to obtain an injunction or injunctions to prevent breaches of this Agreement and to cause specific performance of the terms and provisions hereof or (c) under Section 2.1.3 to enforce any decision or determination of the Arbitration Firm.
ARTICLE VIII
TERMINATION OF AGREEMENT
     8.1 Termination. This Agreement may be terminated:
(a) by mutual consent of the Buyer and the Sellers;
     (b) by the Buyer or the Sellers, upon written notice to the other party, (i) if any Restraint is in effect and has become final and non-appealable, or (ii) if a Law has been enacted, promulgated or enforced which has the effect of prohibiting the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;
     (c) by the Buyer, upon written notice to the Sellers, if a material breach of any representation or warranty or any covenant or agreement to be complied with or performed by the Sellers pursuant to the terms of this Agreement has occurred and such breach is not cured within 20 days after written notice thereof is delivered to all parties; or
     (d) by the Sellers, upon written notice to the Buyer, if a material breach of any representation or warranty or any covenant or agreement to be complied with or performed by Buyer pursuant to the terms of this Agreement occurs and such breach is not cured within 20 days after written notice thereof is delivered to all parties.
     8.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 8.1, no party hereto shall have any further liability to any other party hereunder, except the provisions of this Section 8.2 and Section 5.6 (only as such Section relates to confidentiality), Section 5.4 and Article IX shall survive such termination and shall remain in full force and effect; provided, however, that any termination of this Agreement pursuant to clause (c) or (d) of Section 8.1 shall not prejudice the ability of the non-breaching party from seeking damages from any other party for any willful and intentional breach of this Agreement, including attorneys’ fees and the right to pursue any remedy available at law or in equity.

ARTICLE IX
GENERAL PROVISIONS
     9.1 Modification; Waiver. This Agreement may be modified only by a written instrument executed by the parties. Any of the terms and conditions of this Agreement may be waived in writing at any time on or prior to the Closing Date by the party entitled to the benefits thereof.
     9.2 Entire Agreement. This Agreement, and the exhibits and schedules hereto (which are hereby incorporated by reference and made a part hereof contain the entire agreement of the parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings, statements, representations and warranties, oral or written, express or implied, between the parties and their respective Affiliates and Representatives in respect of the subject matter hereof.
     9.3 Exclusivity of Representations and Warranties and Indemnification Provision; Relationship Between the Parties. It is the explicit intent and understanding of each of the parties that none of the parties nor any of their respective Affiliates or Representatives is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Article III (including the Schedules thereto) and Article IV (including the Schedules thereto) of this Agreement, and none of the parties is relying on any statement, representation or warranty, oral or written, express or implied, made by the other party or such other party’s Affiliates or Representatives, except for the representations and warranties set forth in such Articles (including the Schedules thereto). The parties acknowledge that this is an arm’s length transaction in which the parties’ undertakings and obligations are limited to the performance of their obligations under this Agreement, that they have only a contractual relationship with each other, based solely on the terms of this Agreement and that there is no special relationship of trust or reliance between the Buyer and the Sellers.
     9.4 Expenses. Except as expressly provided in this Agreement, whether or not the transactions contemplated hereby shall be consummated, each party shall pay its own expenses incident to the preparation and performance of this Agreement, provided, however, that the Sellers shall pay all of the expenses of the Company incident to the preparation and performance (on or prior to the Closing) of this Agreement.
     9.5 Further Actions. Each party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to consummate or implement the transactions contemplated hereby.
     9.6 Notices. All notices, requests, demands and other communications under this Agreement must be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier, one Business Day after mailing; (c) if sent by facsimile transmission, when transmitted, if receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and must be delivered as follows:

     if to the Sellers:

Mr. and Mrs. Kevin M. Goodreau 1506 Canyon Hills Dr. NE Albuquerque, New Mexico 87112	Mr. and Mrs. Jeffrey J. Randall 710 Espanola NE Albuquerque, NM 87108
     with a copy to:
Anthony J. Rosso
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
Phone: 410-580-4246
Fax: 410-580-3246
anthony.rosso@dlapiper.com
     if to the Buyer:
Preformed Line Products Company
660 Beta Drive
Mayfield Village, Ohio 44143
Phone: 440-461-5200
Fax: 440-473-9162
Attn: General Counsel
or to such other address or to such other Person as either party hereto shall have last designated by notice to the other party.
     9.7 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but shall not be assignable, by operation of law or otherwise, by either party without the prior written consent of the other party and any purported assignment or other transfer without such consent shall be void and unenforceable. Notwithstanding the foregoing, the Buyer may assign all or part of this Agreement to (i) any of its controlled Affiliates or (ii) for collateral security purposes to any lender providing financing to the Buyer and the Company, provided that no such assignment shall relieve Buyer from its obligations hereunder.
     9.8 No Third Party Beneficiaries. Except as otherwise provided herein, nothing in this Agreement shall confer any rights upon any Person who is not a party or a successor or permitted assignee of a party to this Agreement.
     9.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same instrument and each of which shall be deemed an original.
     9.10 Interpretation. The section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof.

     9.11 Governing Law. This Agreement shall be construed, performed and enforced in accordance with the laws of the State of Delaware.
     9.12 Enforcement of Agreement. The parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Thus, the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof, without the need for posting a bond, this being in addition to (a) any other remedy to which they are entitled hereunder, at law or in equity, prior to the Closing Date or (b) any other remedy to which they are entitled hereunder after the Closing Date.
     9.13 Severability. If any provision of this Agreement or the application of any provision hereof to any party or circumstance shall, to any extent, be adjudged invalid or unenforceable, the application of the remainder of such provision to such party or circumstance, the application of such provision to other parties or circumstances, and the application of the remainder of this Agreement shall not be affected thereby.
     9.14 Waiver of Punitive Damages and Jury Trial.
     (a) EXCEPT IN CONNECTION WITH A THIRD PARTY CLAIM, THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE DAMAGES OR EXEMPLARY DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT, HE OR SHE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     (c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (ii) IT, HE OR SHE UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT, HE OR SHE MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT, HE OR SHE HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

PREFORMED LINE PRODUCTS COMPANY
By:	/s/ Robert G. Ruhlman
	Name:	Robert G. Ruhlman
	Title:	President and CEO

SELLERS
By:	/s/ Claudia W. Goodreau
Claudia W. Goodreau

By:	/s/ Kevin M. Goodreau
Kevin M. Goodreau

By:	/s/ Dora Ely Randall
Dora Ely Randall

By:	/s/ Jeffrey J. Randall
Jeffrey J. Randall

DIRECT POWER & WATER CORPORATION
By:	/s/ Kevin M. Goodreau
Kevin M. Goodreau, President